UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.      )

TRUNITY HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

898183108

(CUSIP Number)

Terry B. Anderton

Chief Executive Officer

Trunity Holdings, Inc.

15 Green Street

Newburyport, Massachusetts 01950

(978) 255-1988

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2012

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

The information required for the remainder of this cover page shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 898183108	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Terry B. Anderton Revocable Trust 2011
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,728,983
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,728,983
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,728,983 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 898183108	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Terry B. Anderton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,728,983
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,728,983
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,728,983 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to shares of common stock, $0.0001 par value per share (“Common Stock”), of Trunity Holdings, Inc., a Delaware corporation (the “Issuer” or the “Company”), with its principal executive offices located at 15 Green Street, Newburyport, Massachusetts 01950.

Item 2. Identity and Background

This Schedule 13D is filed on behalf of The Terry B. Anderton Revocable Trust 2011 (the “Trust”) and Terry B. Anderton. Mr. Anderton is a citizen of the United States and his principal occupation is serving as the President, Chief Executive Officer, Treasurer, Chief Financial Officer and Director of the Issuer and its subsidiaries. Mr. Anderton is the sole Trustee of the Trust. The Trust and Mr. Anderton are sometimes referred to herein as the “Reporting Persons.” The business address of the Reporting Persons is 15 Green Street, Newburyport, Massachusetts 01950.

During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As described below, the shares of Common Stock owned by the Reporting Persons were received in exchange for the Reporting Persons’ founders shares of Trunity, Inc., a Delaware corporation (“Trunity”) in connection with the merger of Trunity Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of the Company (“TAC”), with and into Trunity. Pursuant to the merger, Trunity remained as the surviving corporation and a wholly-owned subsidiary of the Company, and each outstanding share of Trunity was converted on a one-to-one basis into shares of the Company.

Item 4. Purpose of Transaction

On January 24, 2012, the Company, Trunity and TAC entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, TAC merged with and into Trunity, with Trunity remaining as the surviving corporation and a wholly-owned subsidiary of the Company (the “Merger”). As consideration for the Merger, (i) each of the 961,974 shares of Common Stock of the Company owned by Trunity were cancelled, (ii) each issued and outstanding share of common stock of Trunity was converted into the right to receive one share of the Common Stock of the Company, and (iii) each share of TAC was converted into one share of Trunity common stock. As a result of the Merger, the former shareholders of Trunity hold 99% of the Common Stock of the Company.

In order to facilitate the reverse merger transaction described above, immediately prior to the execution of the Merger Agreement, Trunity acquired a 90.1% interest in Brain Tree International, Inc., a Utah corporation (“BTI”), pursuant to a Stock Purchase Agreement with the three principal shareholders of the Company, as a result of which Trunity acquired 961,974 BTI shares for the price of $325,000 plus 325,000 shares of Trunity common stock. As part of the transaction, on January 24, 2012, immediately prior to the Merger, BTI reincorporated in Delaware and changed its name from Brain Tree International, Inc. to Trunity Holdings, Inc. Pursuant to the reincorporation, 105,064 minority shares of BTI automatically converted into the same number of shares of Common Stock of the Company.

Except as described in this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) change in the present board of directors or the management of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of Issuer

(a) As of the date of this Schedule 13D, the Issuer has 33,336,076 shares of Common Stock outstanding. The Reporting Persons are the beneficial owners of 4,728,983 shares of Common Stock. The Reporting Persons beneficially own 4,728,983 shares of Common Stock, or 14.2% of the outstanding Common Stock.

(b) The Reporting Persons have sole voting and dispositive power with respect to 4,728,983 shares of Common Stock.

(c) Other than as described in this Schedule 13D, the Reporting Persons have not effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Merger Agreement and Stock Purchase Agreement described in Item 4 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and between such Reporting Persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

(a)          Stock Purchase Agreement dated as of January 24, 2012, by and among George Norman, Donna Norman, Lane Clissold, Trunity Holdings, Inc. and Trunity, Inc., filed as Exhibit 10.3 to the Form 8-K filed with the SEC on January 31, 2012, is incorporated herein by reference.

(b)          Agreement and Plan of Merger, dated as of January 24, 2012, by and among Trunity Holdings, Inc., Trunity, Inc. and Trunity Acquisition Corporation, filed as Exhibit 10.5 to the Form 8-K filed with the SEC on January 31, 2012, is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2012	The Terry B. Anderton Revocable Trust 2011

	By:	/s/ Terry B. Anderton
Terry B. Anderton, Trustee

/s/ Terry B. Anderton
Terry B. Anderton

Page 6 of 6 Pages